SECURITI 15026052 N

OMB APPROVAL	
OMB Number:	3235-0123
Expires: : March 31,2016	
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8 - 39031

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Middlegate Securities Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 West 40th Street
(No. and Street)

New York	New York	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel — (212) 897-1688
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name -- *if individual, state last, first, middle name*)

135 West 50th Street	New York	New York	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Ostrofsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Middlegate Securities Ltd., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Kim R Crean

Notary Public

KIM R CREAN
Notary Public, State of New York
Registration #01CR6306616
Qualified in Queens County
Commission Expires June 23, 2018

This report** contains (check all applicable boxes):

- [X] Facing page.
- [X] Statement of Financial Condition.
- [X] Statement of Income (Loss).
- [X] Statement of Changes in Financial Condition.
- [X] Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] Computation of Net Capital.
- [X] Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] An Oath or Affirmation.
- [X] A copy of the SIPC Supplemental Report.
- [X] Statement of Exemption from Rule 15c3-3.
- [ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] Independent auditor's report on internal accounting control.
- [ ] Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MIDDLEGATE SECURITIES LTD.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2014

Middlegate Securities Ltd.
Table of Contents

MAZARS

WeiserMazars

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Middlegate Securities Ltd.

We have audited the accompanying statement of financial condition of Middlegate Securities Ltd. as of December 31, 2014, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Middlegate Securities Ltd.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Middlegate Securities Ltd. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information included in Schedules I and II as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of Middlegate Securities Ltd.'s financial statements. The supplemental information is the responsibility of Middlegate Securities Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WeiserMazars LLP

March 30, 2015
New York, New York

WeiserMazars LLP
135 West 50th Street – New York, New York – 10020
Tel: 212.812.7000 – Fax: 212.375.6888 – www.weisermazars.com

MIDDLEGATE SECURITIES LTD.
Statement of Financial Condition
December 31, 2014

ASSETS:		
Cash	$	440,738
Securities owned, at fair value		587,896
Receivable from clearing broker, net		3,019,739
Due from stockholders and officer		8,003,637
Prepaid expenses and other assets		214,360
Furniture, equipment and leasehold improvements, less accumulated depreciation and amortization of $ 1,079,498		88,928
Restricted collateral deposit (Note 8)		63,425
Total Assets	$	12,418,723
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accrued expenses payable	$	230,453
Deferred rent payable		337,743
Income tax payable		1,646
Total Liabilities		569,842
Commitments and contingencies		
Stockholders' Equity:		
Common stock, no par value, 200 shares authorized 100 shares issued and outstanding		400,000
Retained earnings		11,448,881
Total Stockholders' Equity		11,848,881
Total Liabilities and Stockholders' Equity	$	12,418,723

The accompanying notes are an integral part of these financial statements.

MIDDLEGATE SECURITIES LTD.
Statement of Income
Year Ended December 31, 2014

Revenues:		
Commission income	$	4,834,225
Principal transactions		689,181
Interest income shared by clearing broker		136,373
Other income		165,212
Total Revenues		5,824,991
Expenses:		
Employee compensation and benefits		3,414,741
Transaction and clearance fees		378,086
Charitable contributions		506,518
Rent and utilities		531,183
Professional fees		192,935
Communications and information systems		217,564
Depreciation and amortization		4,080
Other operating expenses		453,386
Total Expenses		5,698,493
Income before provision for income taxes		126,498
Provision for income taxes		52,800
Net Income	$	73,698

The accompanying notes are an integral part of these financial statements.

MIDDLEGATE SECURITIES LTD.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2014

	Common Stock	Retained Earnings	Stockholders' Equity
Balance at January 1, 2014	$ 400,000	$ 11,375,183	$ 11,775,183
Net income for the year		73,698	73,698
Balance at December 31, 2014	$ 400,000	$ 11,448,881	$ 11,848,881

The accompanying notes are an integral part of these financial statements.

MIDDLEGATE SECURITIES LTD.
Statement of Cash Flows
Year Ended December 31, 2014

Cash Flows From Operating Activities:		
Net income	$	73,698
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation and amortization		4,080
Deferred rent		248,771
Changes in assets and liabilities:		
Securities owned, at fair value		(58,615)
Receivable from clearing broker, net		(171,719)
Due from stockholders and officer		(63,323)
Prepaid expenses and other assets		(27,798)
Income taxes payable		(28,200)
Accrued expenses		76,674
Net cash provided by operating activities		53,568
Cash Flows From Investing Activities:		
Leasehold improvements		(86,750)
Net decrease in cash		(33,182)
Cash:		
Beginning		473,920
Ending	$	440,738

Cash payments for income taxes for the year ended December 31, 2014 were $83,400.

The accompanying notes are an integral part of these financial statements.

MIDDLEGATE SECURITIES LTD.
Notes to Financial Statements

1) ORGANIZATION AND NATURE OF BUSINESS:

Middlegate Securities Ltd. (the Company), a New York State "S" Corporation, is a broker-dealer registered with the U.S. Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company clears all of its customer transactions through a clearing broker-dealer on a fully disclosed basis.

2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Revenue Recognition - Commission income from customers' securities transactions and related expenses are reported on a trade date basis. Profit and loss arising from securities transactions entered into for the account of the Company are recorded on the trade date and are included as revenue from principal transactions. Unrealized gains and losses resulting from valuing marketable securities at fair value are also included in the calculation of revenue from principal transactions.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned – The Company's securities owned are stated at fair value. (See Note 5)

Depreciation and Amortization - Depreciation on furniture and equipment is computed using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes - The provision for income taxes is based on income and expenses reported in the financial statements. The Company has elected to be treated as an "S" Corporation under Federal and New York State income tax law. Accordingly, no provision has been made for Federal income tax because Federal income taxes are imposed on the stockholders based on their respective allocation of net income. New York State special franchise and surcharge taxes and New York City corporation tax are provided for in the financial statements.

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with U.S. GAAP. Under that guidance, the Company assesses the likelihood, based on their technical merits, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

Generally, the Company's U.S tax returns are subject to examination by Federal, state and local authorities for a period of three years from the later of either the due date of such returns or the actual date the returns were filed.

3) OFF-BALANCE-SHEET RISK AND CONCENTRATIONS:

Pursuant to its clearing agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. The Company has agreed to indemnify the clearing broker for losses, if any, from carrying securities transactions introduced by the Company. In accordance with industry practices and regulatory requirements, the Company and the clearing firm monitor collateral on the customer accounts on a daily basis. The Company's securities are held by its clearing broker and the Company has a significant receivable from the clearing broker. (See Note 4).

Due from stockholders and officer includes significant concentrations (See Note 6).

Management does not expect any loss to result from any of its concentrations of credit risk.

4) RECEIVABLE FROM CLEARING BROKER:

The Company has an agreement with National Financial Services, LLC ("NFS"), a Fidelity Investments company, to act as the Company's clearing broker. The net amount due from the clearing broker consists of the balances in the Company's various trading accounts maintained by NFS. Included in the receivable balance at December 31, 2014, is a deposit of $100,000 required by NFS for operating the accounts.

5) FAIR VALUE MEASUREMENTS:

U.S. GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.
- Level 2 Inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 Unobservable inputs for the asset or liability that rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.)

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the Company's fair value hierarchy for the investments measured at fair value on a recurring basis as of December 31, 2014.

	Level 1	Level 2	Level 3	Total
Corporate stocks	$414,960			$414,960
Municipal securities		$63,017		63,017
Corporate debt		9,738	$100,181	109,919
Other asset			111,100	111,100
Total	$414,960	$72,755	$211,281	$698,996

The Level 3 assets are valued at prices which take into account the fact that they are highly illiquid. The fair value of municipal and corporate bonds is estimated using recently executed transactions or data of comparable issuers, market price quotations (when observable), or bond spreads obtained from independent external parties, such as vendors and brokers, adjusted for any basis difference. Municipal and corporate bonds are generally categorized in level 2 of the fair value hierarchy; in instances when prices, spreads, or any of the aforementioned key inputs are unobservable, they are categorized in level 3 of the fair value hierarchy. The level 3 corporate debt is valued at a price which takes into account the fact that it is highly illiquid and that there was a recent tender offer for the security.

Corporate stocks are valued based on quoted prices and are categorized in level 1 of the fair value hierarchy.

The other asset, an investment in a private company (which is included in prepaid expenses and other assets on the Statement of Financial Condition), is valued using a model based on the most recent valuation included in a round of financing related to a holding of the investee company. This model indicates that the cost of the investment approximates fair value. The President of the Company is also the Managing Member of the investee company, and stockholders of the Company also directly invest in this investment.

The following summarizes changes in fair value of the Company's Level 3 assets for the year ended December 31, 2014. The Company recognizes all transfers between levels at the beginning of the reporting period.

	Corporate Bonds	Other Investment	Total
Balance-December 31, 2013	$ 141,750		$ 141,750
Transfers-In/Out		$ 111,100	111,100
Purchases	15,581		15,581
Unrealized losses	(57,150)		(57,150)
Balance-December 31, 2014	$ 100,181	$ 111,100	$ 211,281
Change in unrealized gains (losses) in earnings relating to assets still held	$ (141,962)		$ (141,962)

The following summarizes the quantitative information about Level 3 fair value measurements as of December 31, 2014. Certain assets that are categorized within Level 3 are not disclosed below because the Company does not develop quantitative unobservable inputs when measuring the fair value of these assets.

Investments	Fair Value	Valuation Technique	Unobservable Input	Input Values
Corporate Bonds	$ 100,181	Market comparable	Broker quote	Stock value of the underlying company
Other investment	111,100	Utilization of recent funding	Built into the most recent funding	Valuation of significant investment of investee
Total Level 3 Investments	$ 211,281			

6) RELATED PARTY TRANSACTIONS:

Due from stockholders and officer – The loans bear interest based on the Short Term Applicable Federal Rate, and have no definitive due date. For the year ended December 31, 2014, the effective annual interest rate was 0.25%. Interest income for the year ended December 31, 2014 with respect to these loans, totaled $19,884.

Leases - See Note 8.

Middlegate Capital Management LLC The Company has a 70% interest in Middlegate Capital Management LLC ("MCM"), an investment advisory firm which provides services for a small number of the Company's customers. MCM is not consolidated into the Company's books and records. Management deems its investment in, total assets and liabilities, and the results of the operations of MCM to be immaterial.

7) RETIREMENT PLAN:

The Company maintains a deferred compensation plan for eligible employees. The Company may, at its discretion, contribute up to 25% of eligible compensation. The Company did not elect to make contributions to the plan for 2014.

8) COMMITMENTS:

Leases- In May 2014, the company amended its New York City office lease, which previously was due to expire on May 31, 2016, to include additional space and extend the term until May 31, 2024. In accordance with the original lease terms, the Company provided the lessor with a letter of credit in the amount of $60,000 to secure its obligations under the lease. The letter of credit is collateralized by a certificate of deposit of approximately the same amount.

The original lease provided for rent abatement for the initial year of the lease term and required monthly payments of $20,280 through May 2011 and $22,360 from June 2011 through May 2016. The amended lease provides for a three-month rent abatement during 2014 and requires monthly payments of $23,336 through May 2015 increasing to $47,719 beginning June 2015 and continuing to increase each twelve month period to $63,089 beginning June 2023. The lease also provides for certain escalations over the base year, as defined in the lease. In accordance with U.S. GAAP, the minimum rental payments due over the original lease term are being amortized on a straight-line basis at $19,292 per month over 120 months. Starting in June 2014, the minimum rental payments due over the amended term of the lease term are being amortized on a straight-line basis at $51,678 per month over 120 months. Deferred rent payable reflected in the Statement of Financial Condition represents the unamortized portion of the amount generated by the straight-line procedure. In addition, the Company subleases a portion of the premises to an affiliate on an informal month-to-month basis. The sublease income was $48,000 for the year ended December 31, 2014.

MIDDLEGATE SECURITIES LTD.
Notes to Financial Statements

The following is a schedule of future minimum lease payments as of December 31, 2014:

Year ending December 31,		Amount
2015	$	450,706
2016		580,144
2017		593,198
2018		606,545
2019		632,971
2020 and thereafter		3,218,368
	$	6,081,932

Rent expense for the year ended December 31, 2014 totaled $509,526.

9) CURRENT AND DEFERRED TAXES:

The income tax provision as of December 31, 2014 is summarized as follows:

Current - state and local	$ 52,800
Deferred-local	0
Total provision for income taxes	$ 52,800

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The deferred tax assets amount to $177,316, are related to unused excess charitable contributions, and are fully reserved for.

10) PROPERTY, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS:

Property, equipment, and leasehold improvements consist of the following:

Furniture and fixtures	$	274,052
Office equipment		251,876
Leasehold improvements		642,498
		1,168,426
Less: Accumulated depreciation and amortization		1,079,498
	$	88,928

Leasehold improvements include construction in progress related to the construction and renovation of the Company's new office space. The construction is stated at cost, which includes the cost of construction and other direct costs attributable to the construction. No provision for depreciation is made on construction in progress until completed and the Company's new office space is put into use. During 2014, the Company incurred approximately $87,000 of costs related to this project and expects to incur approximately $75,000 during 2015.

11) REGULATORY REQUIREMENTS:

The Company is subject to Securities and Exchange Commission Rule 15c3-1 under which it is required to maintain minimum net capital of at least $250,000, pursuant to the Alternative Standard under paragraph (a)(1)(ii) of that rule. At December 31, 2014, the Company's net capital of approximately $3,301,000 exceeded minimum requirements by approximately $3,051,000.

All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, in accordance with paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission, the Company is not required to maintain a separate bank account for the exclusive benefit of customers nor to segregate securities.

SUPLEMENTAL INFORMATION

MIDDLEGATE SECURITIES LTD.
Computation of Net Capital Under Rule 15c-3-1 of the Securities and Exchange Commission
December 31, 2014

Stockholders' Equity	$ 11,848,881
Due from stockholders and officer	8,003,637
Securities owned-non-marketable	90,000
Prepaid expenses and other assets	214,360
Furniture, equipment and leasehold improvements, less accumulated depreciation and amortization	88,928
Restricted collateral deposit	63,425
Total charges	8,460,350
Net capital before haircuts	3,388,530
Haircuts on securities	(87,640)
Net capital	3,300,890
Minimum Capital Requirement	250,000
Excess net capital	$ 3,050,890

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2014.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

MAZARS

WeiserMazars

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Middlegate Securities Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Middlegate Securities Ltd., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Middlegate Securities Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3: Section (k)(2)(ii) (the "exemption provisions") and (2) Middlegate Securities Ltd. stated that Middlegate Securities Ltd. met the identified exemption provisions throughout the period from June 1, 2014 to December 31, 2014, without exception. Middlegate Securities Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Middlegate Securities Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WeiserMazars LLP

March 30, 2015
New York, New York

WeiserMazars LLP
135 West 50th Street – New York, New York – 10020
Tel: 212.812.7000 – Fax: 212.375.6888 – www.weisermazars.com

MIDDLEGATE SECURITIES LTD.
December 31, 2014

Rule 15c3-3 Exemption Report

Middlegate Securities, Ltd. (the "Company") is exempt from SEC Rule 15c-3-3 under the provisions of paragraph (k)(2)(ii) of that rule. To the best knowledge and belief of the Company, it has been in compliance with such provision throughout the period from June 1, 2014 through December 31, 2014, without exception.

Executed by the same person made the oath or affirmation under SEC Rule 17a-5(e)(2)

MAZARS

WeiserMazars

Independent Accountants' Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

To the Board of Directors and Stockholders
Middlegate Securities Ltd.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Middlegate Securities Ltd. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries listed in the disbursement journals, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7. No overpayment noted.

We were not engaged to, and did not conduct, an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

WeiserMazars LLP

March 30, 2015
New York, New York

MIDDLEGATE SECURITIES LTD.
December 31, 2014

Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2014

Reconciliation Form SIPC-7	$	4,209,216
General Assessments at .0025		10,523
Payment Remitted with Form SIPC-6		(5,867)
Amount Due with Form SIPC-7	$	4,656